October 8, 2014	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)

Post Effective Amendment Number 55 to the Trust’s Registration Statement on

Form N-1A Filed on June 25, 2014, Pursuant to Rule 485(a) under the Securities

Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to the State Street Clarion Global Real Estate Income Fund (the “Fund”), a series of the Trust, that Ms. Stephanie Hui provided by telephone to Adam Schlichtmann on August 11, 2014. Ms. Hui also provided comments to the amendment to the Registration Statement of the Trust relating to the State Street Global Managed Volatility Fund, State Street Opportunistic Emerging Markets Fund and State Street Small Cap Emerging Markets Equity Fund. The Trust’s responses to those comments will be filed under separate correspondence. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

State Street Clarion Global Real Estate Income Fund

Prospectus Comments

1.	Because the fee and expense table was blank in the 485(a) filing, please confirm the fee table will be completed in the 485(b) filing.

October 8, 2014

Response: A completed fee and expense table is included in Post-Effective Amendment Number 71.

2.	In the Principal Investment Strategies section, please add a description of real estate investment trusts.

Response: The requested change has been made.

3.	In the second paragraph of the Principal Investment Strategies section, please clarify what is meant by “intrinsic value.”

Response: The Fund revised its disclosure in response to this comment - the phrase “intrinsic value” is no longer used.

4.	In the third paragraph of the Principal Investment Strategies section, please clarify what is meant by the “value and property” factor.

Response: The requested change has been made.

5.	In the fourth paragraph of the Principal Investment Strategies section, please revise the reference to Rule 144A to comply with the plain English rules.

Response: The requested change has been made.

6.	In the Principal Risks section, please confirm that the last sentence of the “Derivatives Risk” that deals with the possibility of unlimited losses on writing uncovered calls is accurate given the Fund’s use of asset segregation and coverage practices.

Response: The Fund believes the disclosure is accurate as drafted. When a fund segregates assets in an amount equal to the market value of the instrument underlying a call option, as opposed to covering the call option, as described in the Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) no-action letter, losses to the fund would be potentially unlimited because the amount by which the market value of the security exceeds the strike price of the call option is not capped.

7.	Emerging markets risk is identified as a principal risk. If it is a principal risk of investing in the Fund, investments related to emerging markets should be discussed in the principal investment strategy disclosure.

Response: The requested change has been made.

8.	U.S. government securities risk is identified as a principal risk. If it is a principal risk of investing in the Fund, investments in U.S. government securities should be discussed in the principal investment strategy disclosure.

October 8, 2014

Response: The Fund has added disclosure on U.S. government securities to the Principal Investment Strategies section.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann